UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of May 2017

Commission File No. 000-54189

MITSUBISHI UFJ FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

7-1, Marunouchi 2-chome, Chiyoda-ku

Tokyo 100-8330, Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or

will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X        Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENT ON FORM F-3 (NO. 333-209455) OF MITSUBISHI UFJ FINANCIAL GROUP, INC. AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED TO THE U.S. SECURITIES AND EXCHANGE COMMISSION TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED WITH OR FURNISHED TO THE U.S. SECURITIES AND EXCHANGE COMMISSION.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 15, 2017

Mitsubishi UFJ Financial Group, Inc.

By:	/s/ Yasuo Matsumoto
Name:	Yasuo Matsumoto
Title:	Chief Manager, Documentation & Corporate Secretary Department, Corporate Administration Division

Mitsubishi UFJ Financial Group, Inc.
The Bank of Tokyo-Mitsubishi UFJ, Ltd.
Mitsubishi UFJ Trust and Banking Corporation
Mitsubishi UFJ Securities Holdings Co., Ltd.

“Functional Realignment” of Group Subsidiaries.

Tokyo, May 15, 2017— Mitsubishi UFJ Financial Group, Inc. (MUFG) today announced the “functional realignment” of its group subsidiaries with the dual aims of expeditiously adapting to domestic and global structural changes in the business environment surrounding MUFG, including low domestic interest rate situations, rising global protectionism, greater geopolitical risks and emerging FinTech, and of providing outperforming value to our customers’ diversifying and increasingly sophisticated needs.

In the “functional realignment,” Mitsubishi UFJ Trust and Banking Corporation (the Trust Bank) will transfer its corporate loan-related businesses (*) to The Bank of Tokyo-Mitsubishi UFJ, Ltd. (the Commercial Bank) around April 2018 (**) by way of a corporate split, subject to resolutions of the relevant subsidiaries and approvals by the relevant regulatory authorities.

(*)	These businesses include the corporate loan business, project finance, and real estate finance, and any related foreign exchange and remittance services, but do not include pension-related services, the corporate agency business, or real estate related businesses.
(**)	The definitive effective date will be determined and announced at a later date.

The Trust Bank will also acquire the remaining shares in Mitsubishi UFJ Kokusai Asset Management Co., Ltd (MUKAM) from the Commercial Bank and Mitsubishi UFJ Securities Holdings Co., Ltd. (the Securities Firm), thus becoming the sole shareholder of MUKAM.

Through this “functional realignment,” the corporate loan business within MUFG will be integrated in the Commercial Bank, and the Trust Bank will focus on its domestic and global asset management and administration business, one of the most important growth segments for MUFG. The Trust Bank will strengthen its real estate business, pension service, shareholder service, and estate administration service, thereby integrating its high level of expertise with MUFG’s wide customer base and developing a “trust business-oriented consulting and solution business.”

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Simultaneously, the Commercial Bank has determined to change its legal name to MUFG Bank, Ltd. as of April 1, 2018. This legal name change is subject to obtaining approvals from the relevant regulatory authorities.

Through these initiatives, MUFG will further strengthen functional operations on a group basis so that each business subsidiary can focus on its respective areas of expertise and seamlessly provide truly “integrated financial services,” the strength of MUFG. For the large-sized corporate segment, MUFG will develop a structure to accumulate industry knowledge and provide optimal solutions across entities and regional boundaries on a group basis. For the wealth management segment, MUFG will develop a solution model tailored to each customer’s needs and create a uniform “wealth management brand” for MUFG.

Furthermore, MUFG commits that each of its subsidiaries will benefit from lower cost operations and will strengthen their management base not only through enhanced efficiency on a standalone basis, but also through uniformly efficient use of management resources across the group and a reduction in duplication and streamlining of the group-wide platform, including corporate center functions, operational processes, and information and technology systems.

1. Outline of the “Functional Realignment” of Group Subsidiaries

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2. Reason for legal name change

The legal names of the Commercial Bank, the Trust Bank and the Securities Firm will be unified under the “Mitsubishi UFJ” brand with the aim of clearly defining the concept that each subsidiary performs their respective functions in line with the group-wide fundamental strategy of MUFG. For the English name of the Commercial Bank, we will use “MUFG” instead of “Mitsubishi UFJ”, which is globally recognized and easy to use.

3. Legal name change

Current legal name	New legal name
The Bank of Tokyo-Mitsubishi UFJ, Ltd.	MUFG Bank, Ltd.

4. Planned date for the name change

April 1, 2018 (subject to change in connection with decisions on the details of the timing of the “functional restructuring”)

5. Outline of the Commercial Bank

Current legal name	The Bank of Tokyo-Mitsubishi UFJ, Ltd.
Location*	2-7-1 Marunouchi Chiyoda-ku, Tokyo
Title/Name of representative director	President & CEO, Takashi Oyamada
Business description	Banking
Stated capital	1,712billion yen (as of March 31, 2017, unconsolidated)

*	Registered head office and main office

*        *        *

Contacts:

Mitsubishi UFJ Financial Group	Corporate Communications Division Media Relations Office	81-3-3240-7651

The Bank of Tokyo-Mitsubishi UFJ	Corporate Communications Division Media Relations Office	81-3-3240-2950

Mitsubishi UFJ Trust and Banking	Public Relations Section Corporate Planning Division	81-3-6214-6044

Mitsubishi UFJ Securities Holdings	Corporate Communications Division	81-3-6742-1060

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